NATIONS FUNDS TRUST

Supplement dated December 1, 2002
to Prospectuses dated August 1, 2002

Effective December 31, 2002, the prospectuses for all share classes of Nations Asset Allocation Fund are hereby supplemented by replacing all references to BACAP’s Growth Strategies Team with BACAP’s Investment Strategies Team as the portfolio management team that makes the day-to-day investment decisions for the equity portion of the Fund and replacing the discussion of the Fund under the heading “About the Funds” with the discussion below, which reflects changes to the principal investment strategies of the Fund.

About the sub-advisers

BACAP is this Fund’s sub-adviser. BACAP’s Investment Strategies Team makes the day-to-day investment decisions for the equity portion of the Fund. BACAP’s Fixed Income Management Team makes the day-to-day investment decisions for the fixed income and money market portions of the Fund.

What is an asset
allocation fund?

This asset allocation fund invests in a mix of equity and fixed income securities, and cash equivalents.

Each of these “asset classes” has different risk/return characteristics. The portfolio management team changes the mix based on its assessment of the expected risks and returns of each class.

Asset allocation funds like this one can provide a diversified asset mix for you in a single investment.

Nations Asset Allocation Fund

Investment objective The Fund seeks to obtain long-term growth from capital appreciation, and dividend and interest income.

Principal investment strategies
The Fund invests in a mix of equity and fixed income securities, as well as cash equivalents, including U.S. government obligations, commercial paper and other short-term, interest-bearing instruments.

The team uses asset allocation and active security selection as its principal investment approach. The team actively allocates assets among the three asset classes based on its assessment of the expected risks and returns of each class.

The equity securities the Fund invests in are primarily common stocks of medium and large-sized companies whose market capitalizations typically are at least $1 billion and that are believed to have potential for long-term growth.

For the equity portion of the Fund, the team starts with a universe of companies generally with market capitalizations of at least $1 billion that have been identified using a disciplined analytical process. The investment potential of these companies and their industries have been assessed by evaluating:

•	the growth prospects of a company’s industry

•	a company’s relative competitive position in the industry

•	which companies are mature, fundamentally sound businesses that are believed to be attractively priced due to investor indifference or unpopularity

•	a company’s current operating margins relative to its historic range

•	various measures of relative valuation, including price to cash flow and relative dividend yield

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indicators of potential stock price appreciation. These could have taken the form of anticipated earnings growth, company restructuring, changes in management, new product opportunities, business model changes, or other anticipated improvements in micro and macroeconomic factors

It is believed that this fundamental analysis identifies companies with favorable long-term growth potential, competitive advantages and sensible business strategies.

The team then uses quantitative analysis to create a core portfolio from the identified companies, evaluating each company’s earnings trends and stock valuations, among other things.

In managing the portfolio, the team considers the characteristics of the Russell 1000 Index as a general baseline. The index characteristics evaluated by the team include risk and sector diversification, as well as individual securities holdings.

The fixed income securities the Fund invests in are primarily investment grade bonds and notes; however, the Fund may invest up to 10% of its total assets in high yield debt securities which are often referred to as “junk bonds”. The Fund normally invests at least 25% of its assets in senior securities. The Fund may also invest up to 35% of its assets in mortgage-backed and asset-backed securities.

In the fixed income portion of its portfolio, the Fund may also engage in repurchase, reverse repurchase and forward purchase agreements. These investments will generally be short-term in nature and are primarily used to seek to enhance returns and manage liquidity. In addition, the Fund may use futures, interest rate swaps, total return swaps, options, and other derivative instruments to seek to enhance returns, to hedge some of the risks of its investments in fixed income securities or as a substitute for a position in an underlying asset.

The Fund may also invest in securities that aren’t part of its principal investment strategies, but it won’t hold more than 10% of its assets in any one type of these securities. These securities are described in the SAI.

The team may sell a security when the Fund’s asset allocation changes, if there is a deterioration in the issuer’s financial situation, when the team believes other investments are more attractive, or for other reasons.

The team may use various strategies, consistent with the Fund’s investment objective, to try to reduce the amount of capital gains distributed to shareholders. For example, the team:

•	may limit the number of buy and sell transactions it makes

•	may try to sell shares that have the lowest tax burden on shareholders

•	may offset capital gains by selling securities to realize a capital loss

While the Fund may try to manage capital gain distributions, it will not be able to completely avoid making taxable distributions. These strategies also may be affected by changes in tax laws and regulations, or by court decisions.

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